SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 29, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

ALCAN AND CGI FINALIZE A
LONG-TERM IT OUTSOURCING AGREEMENT

Saguenay, Quebec - January 29, 2003 - Alcan Inc. (NYSE, TSX: AL) and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) today announced the signing of a contract for a 10-year information technology (IT) outsourcing agreement valued at CDN$170 million. The signing of the memorandum of understanding was initially announced on July 30, 2002./FONT>

CGI will manage Alcan’s help desk operations and provide user support, data centre management services as well as electronic messaging systems. It will serve Alcan’s operations in Quebec, British Columbia as well as some operations in the United States. The contract will lead to the creation of 60 additional jobs while maintaining 100 existing jobs at CGI’s application development and technology support centre in Saguenay.

About Alcan
Alcan is a multinational, market-driven company and a global leader in aluminum and specialty packaging with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers’ needs for innovative solutions and service. Alcan employs 48,000 people and has operating facilities in 38 countries. . In Québec, Alcan employs 8,500 people in its world headquarters, in Montreal, and in more than 20 power, chemical, smelting and fabricating facilities.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 21,000 professionals. CGI’s annualized revenue run-rate is CDN$3 billion (US$2 billion) and at December 31, 2002, CGI’s order backlog was CDN$10.7 billion (US$7.1 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Statements made in this press release which describe the Company’s intentions, expectations or predictions may be forward-looking statements within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Form 10-Q for a summary of major risk factors.

For more information:

Alcan

Media Contact: Joseph Singerman Director, media relations (514) 848-8368	Investment Community Contact: Jo-Ann Longworth Director, investor relations (514) 848-8368

CGI

Media Contact: Eileen Murphy Director, media relations (514) 841-3430	Investment Community Contact: Julie Creed Vice president, investor relations (312) 201-4803 Ronald White Director, investor relations (514) 841-3230

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 29, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary